SUBMITTED VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	Parker-Hannifin Corporation
Form 10-K for the Fiscal Year ended June 30, 2009
Filed August 27, 2009
Schedule 14A Filed on September 28, 2009
File No. 1-4982

December 8, 2009

Dear Mr. O’Brien:

Parker-Hannifin Corporation (the “Company”) is submitting this letter in response to your November 23, 2009 letter to the Company (the “Comment Letter”), which contains comments in response to the Company’s letters, dated November 3, 2009 and November 17, 2009, to the Commission. The Company’s responses to the Comment Letter are provided below.

Form 10-K for the Fiscal Year Ended June 30, 2009

Exhibit 13

Management’s Discussion and Analysis, page 13-2

Critical Accounting Policies, page 13-10

Impairment of Goodwill and Long-lived Assets, page 13-10

1.	We note and appreciate the enhanced disclosures you provided in your first quarter of fiscal year 2010 Form 10-Q in response to comment 2 in our letter dated October 20, 2009. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please further enhance your disclosures to address the following additional disclosures in future filings:

•	Identify each individual reporting unit along with the corresponding reportable segment.

•	Disclose the percentage by which fair value exceeds the carrying value as of the most recent step-one test for each individual reporting unit.

•	Disclose the amount of goodwill for each individual reporting unit.

•	Provide a description of the assumptions that drive the estimated fair value for each individual reporting unit.

•

Provide a discussion of the uncertainty associated with the key assumptions for each individual reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•	Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value for each individual reporting unit.

Terence O’Brien

December 8, 2009

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in your next periodic report.

In its next periodic filing, the Company will enhance its disclosures regarding the results of its latest annual goodwill impairment test. Such disclosures will include the requested information for reporting units that the Company has determined, from both a quantitative and qualitative perspective, have an estimated fair value that is not substantially in excess of their carrying value and have goodwill balances that, in the aggregate or individually, could materially impact the Company’s operating results or total shareholders’ equity. The following is an example of the disclosure the Company intends to include in its next periodic filing:

Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. For the Company, a reporting unit is one level below the operating segment level. Determining whether an impairment has occurred requires the valuation of the respective reporting unit, which the Company has consistently estimated using a discounted cash flow model. The Company believes that the use of a discounted cash flow model results in the most accurate calculation of a reporting unit’s fair value since the market value for a reporting unit is not readily available. The discounted cash flow analysis requires several assumptions, including future sales growth and operating margin levels, as well as assumptions regarding future industry specific market conditions. Each reporting unit regularly prepares discrete operating forecasts and uses these forecasts as the basis for the assumptions used in the discounted cash flow analyses. The Company has consistently used a discount rate commensurate with its cost of capital, adjusted for inherent business risks and has consistently used a terminal growth factor of 2.5 percent. The Company also reconciles the estimated aggregate fair value of its reporting units as derived from the discounted cash flow analyses to the Company’s overall market capitalization.

The results of the Company’s fiscal 2009 annual goodwill impairment test performed indicated that no goodwill impairment existed. However, the following reporting units had an estimated fair value that the Company has determined, from both a quantitative and qualitative perspective, was not significantly in excess of their carrying value:

Reporting Unit	Goodwill Balance	Fair Value In Excess of Carrying Value
Worldwide Energy Products(1)	$156.1 million	120%
Evaporator Systems(2)	$19.7 million	111%
Integrated Seal(1)	$121.2 million	107%
Engineered Seal(1)	$30.2 million	103%
Seal Aftermarket(1)	$1.9 million	101%

(1)	The reporting unit is within the Industrial Segment.
(2)	The reporting unit is within the Climate & Industrial Controls Segment.

Terence O’Brien

December 8, 2009

For each of these reporting units, the sales growth assumption had the most significant influence on the estimation of fair value.

The sales growth assumption for Worldwide Energy Products was based on future business already secured or highly likely to be secured with existing customers based on current quoting activity and an increase in market demand resulting from both an improved general economic outlook for the oil and gas industry as well as the expanded applicability of the Company’s products based on market trends. The key uncertainty in the sales growth assumption used in the estimation of the fair value of this reporting unit is the growth of the oil and gas market and the level of investments customers will make to improve the productivity and efficiency of their capital equipment.

The sales growth assumption for Evaporator Systems was primarily based on sales expected from new products as well as market demand for its traditional products. Sales from new products are expected to account for 5 percent of sales for this reporting unit in fiscal 2010 but are forecasted to grow to 26 percent of sales by fiscal 2019. The key uncertainty in the sales growth assumption used in the estimation of the fair value of this reporting unit is the ability to introduce the new products in the marketplace and the level of market demand for the new products.

The sales growth assumption for Integrated Seal was primarily based on economic forecasts of worldwide automotive production. Sales growth resulting from penetration into new markets through the modification of its existing products was also assumed. The key uncertainty in the sales growth assumption used in the estimation of the fair value of this reporting unit is the actual level of worldwide automotive production over the forecasted period.

The sales growth assumption for Engineered Seal was primarily based on economic forecasts of worldwide automotive production. Sales growth resulting from strategies to penetrate non-automotive markets, such as solar energy and oil and gas, were also assumed. The key uncertainties in the sales growth assumption used in the estimation of the fair value of this reporting unit result from the possibility that demand from the automotive market may decline by a greater rate than assumed and a delay in or inability to penetrate certain non-automotive markets.

The sales growth assumption for Seal Aftermarket was primarily based on economic forecasts of worldwide automotive production and the impact credit availability had on customer demand for its products. The sales growth assumption included declines resulting from customers that went out of business or posed a credit risk due to their lack of liquidity. A gradual economic recovery was assumed for the sales growth of existing remaining customers.

The Company continually monitors its reporting units for impairment indicators and updates assumptions used in the most recent calculation of the fair value of a reporting unit as appropriate. The Company is unaware of any current market trends that are contrary to the assumptions made in the estimation of its reporting unit’s fair value. If the expected recovery of the current economic downturn is significantly delayed beyond what the Company anticipates, it is possible that the estimated fair value of certain reporting units could fall below their carrying value resulting in the necessity to conduct additional goodwill impairment tests.

Terence O’Brien

December 8, 2009

16. Contingencies, page 13-38

2.	We note your response to comment 3 in our letter dated October 20, 2009, and the disclosure you provided on page 12 of the first quarter of fiscal year 2010 Form 10-Q. Given the significance to income before income taxes of the expense recognized during fiscal year 2009 for the Parker ITR lawsuits and regulatory investigations and the significance to operating cash flows of the payments made during fiscal year, we continue to request that you disclose these amounts to investors in your next periodic report and Form 10-K. This disclosure will allow investors to understand the impact the lawsuits and regulatory investigations have had to your consolidated financial statements.

In the Company’s next periodic report and Form 10-K, the Company will disclose the expense recognized, and the payments made, during fiscal year 2009 with respect to the Parker ITR lawsuits and regulatory investigations.

Very truly yours,

PARKER-HANNIFIN CORPORATION

By:	/S/ TIMOTHY K. PISTELL
Timothy K. Pistell
Executive Vice President – Finance and Administration and Chief Financial Officer

Cc:	Tracey Houser, Securities and Exchange Commission
John Hartz, Securities and Exchange Commission
Hagen Ganem, Securities and Exchange Commission
Craig Slivka, Securities and Exchange Commission